August 27, 2015

Sonny Oh Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Fund Trust – Deer Park Total Return Credit Fund

Dear Mr. Oh:

On June 8, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Deer Park Total Return Credit Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 722 to its Registration Statement under the Securities Act of 1933 on Form N-1A. You provided the following comments to the Registration Statement by phone to Cassandra Borchers. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

In General:

Comment 1. On the Cover Page, please include the “Title of Securities Being Registered” and “Approximate Date of Public Offering” captions.

Response. The next post-effective amendment filing will include "Title of Securities Being Registered: Shares of Beneficial Interest" on the facing sheet. We note “Approximate Date of Public Offering” caption was previously included and will remain.

Comment 2. Please provide or finalize all missing or bracketed information.

Response. Missing or bracketed information will be finalized and provided in the definitive prospectus and SAI.

Comment 3. Please provide all ticker symbols on the cover page of the prospectus.

Response. The Fund’s ticker symbols have been included.

PROSPECTUS

Comment 4(a). With respect to the Fund’s table of fees and expenses, please consider deleting the 2nd, 3rd and 4th rows under the heading “Shareholder Fees” as these are all “none”.

Response. We have considered your suggestion and determined to retain these rows in the table.

Comment 4(b). With respect to the Fund’s table of fees and expenses, we note you have included a short position risk, so if applicable please include estimate for interest and dividends on securities sold short under “Other Expenses.”

Response. Even though short sales are expected to be part of the principal investment strategy over time, Registrant does not expect the Fund to incur such an expense during its first year of operations.

Comment 4(c): Please confirm that the Fund’s expense limitation agreement will be in effect for at least one year from the date of the effectiveness of the Fund’s prospectus and that the expense example will only include such expense cap for the periods covered by the contractual expense limitation.

Response. The Fund’s expense limitation agreement shall be in effect for at least one year from the effective date of the Fund’s prospectus. The Registrant’s fund accountants confirmed to the Registrant that Fund’s expense example will only reflect the expense limitation for the periods covered by the expense limitation agreement.

Comment 5(a). In the strategy section, please disclose that non-investment grade securities are “also known as junk”.

Response. The requested revision has been made.

Comment 5(b). Please describe “Alt-A and subprime RMBS” using Plain English.

Response. The prospectus has been revised to include the following, “The Fund invests predominately in asset-backed securities secured by real estate. These investments in MBS include those rated as “Senior Alt-A” or “subprime” RMBS, which may present higher risk of default than RMBS rated as “prime”, but which the sub-adviser believes are undervalued, and investments in CMBS, other asset-backed securities, or debt securities.”

Comment 5(c). With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles of (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of

Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. The Registrant has reviewed current disclosures, believes they are consistent with the principles in the Derivatives Letter, and acknowledges that disclosures may need to be amended if the SEC or its staff issues derivative-related guidance not presently addressed by the Registrant.

Comment 5(d). The prospectus indicates that the Fund may engage in total return swaps, please note the commission recently issued a concept release explaining issuers related to use of derivatives consistent with leverage required under the 1940 Act. [IC release 29776 (8/3/2011)] Accordingly please be aware the Commission or Staff could issue further guidance related to including leverage requirements which may impact the way the Fund operates.

Response. Registrant has reviewed the concept release and acknowledges that the SEC or its staff may issue further derivative-related guidance.

Comment 5(e). If the Fund will write credit default swaps, please confirm supplementally to the Staff that the Fund will segregate the full notional amount to cover such obligations.

Response. The Fund does not intend to write credit default swaps.

Comment 5(f). Please delete the section titled “Distribution Policy” from the Summary Prospectus. This information is neither required or permitted to be presented here under Form N-1A.

Response. The requested revision has been made.

Comment 6(a). We note the Fund will invest in both fixed and floating rate securities. Please add appropriate risk disclosure to account for the differences between fixed and floating rate securities.

Response. The prospectus has been revised to include the requested risk disclosure, “Floating Rate Debt Risk: Changes in short-term market interest rates will directly affect the yield on investments in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag. This contrasts with the Fund’s investments in fixed rate instruments, where a rise in interest rates generally causes values to fall.”

Comment 6(b). Please change the risk titled “Limited History of Operations Risk” to “No History of Operations Risk”.

Response. The requested revision has been made.

Comment 7. In the definitive prospectus, please include the inception date of the Fund when referring to the length of time each portfolio manager has served the Fund, rather than “since inception date”.

Response. The requested revision has been made.

Comment 8(a). In the Item 9 disclosure, please disclose that non-investment grade bonds and “high-yield” bonds are “also known as junk bonds”.

Response. The requested revision has been made.

Comment 8(b). Please expand the Defaulted Securities Risk.

Response. The following has been added: “Defaulted Securities Risk: Repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or in solvency proceedings) is subject to significant uncertainties. Investments in defaulted securities and obligations of distressed issuers are considered speculative as are junk bonds in general.”

Comment 9(a). Under the “Management” section of the Prospectus, and page 27 of the SAI, please reference the appropriate periods for the shareholder reports, as required under Item 10(a)(1)(iii).

Response. The requested revision has been made.

Comment 9(b). Please disclose the period for the first shareholder report, as required under Form N-1A Item 10(a)(2).

Response. The requested revision has been made.

Comment 9(c). In your response letter, please include a representation that the registrant has all back-up data to confirm performance information presented in the prospectus, including the records necessary to support the performance data presented, as required under Section 204-a(a)(16) of the Investment Adviser’s Act of 1940.

Response. The adviser has confirmed to the Registrant that the adviser has all back-up data to confirm performance information presented in the prospectus, including the records necessary to support the performance date presented, as required under Section 204-a(a)(16) of the Investment Adviser’s Act of 1940.

Comment 10(a). Under description of Class A shares under the heading entitled How to Purchase Shares, please include a description alerting investors that over time 12b-1 fees increase the cost of investment in a manner similar to Class C disclosures.

Response. The following has been added: “Over time, these fees paid under the 12b-1 Plan will increase the cost of a Class A shareholder's investment and may cost more than the applicable sales charges.”

Comment 10(b). Please describe with more specificity, under what circumstances the investment minimum may be waived for a shareholder.

Response. The following has been added: “However, the Fund reserves to right to ~~adviser may~~ waive investment minimums for certain types of investors, including current and retired directors and officers of the Fund, the adviser, the sub-adviser or any of its subsidiaries, their families (e.g., spouse, children, mother or father) and any purchases referred through the adviser; employees of the adviser, the sub-adviser and their families, or any full-time employee or registered representative of the distributor or of broker-dealers having dealer agreements with the distributor (a "Selling Broker") and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons); or clients of financial intermediaries that have entered into arrangements with the distributor providing for the shares to be used in particular investment products made available to such clients.”

Comment 11. In How to Purchase Shares, please include a definition of “business day”.

Response. The disclosure has been revised to reflect the fact that a business day is each day that the New York Stock Exchange is open.

Comment 12. Please add disclosure of the risk that methods involved are subjective and therefore there is discretionary application of the Fund’s responses to market timing actions.

Response. The requested revision has been made.

STATEMENT OF ADDITIONAL INFORMATION

Comment 13. Please confirm any captions for the prospectus referenced in the SAI are accurate.

Response. The Registrant has amended SAI disclosures to assure consistency with prospectus section headings and titles.

Comment 14. Please provide the Staff supplemental disclosure of any applicable limitation with respect to investments in preferred stock.

Response. We note there are no specific limitations; however, the Fund does not intend to invest in preferred stock as part of its principal investment strategies.

Comment 15. Under the Section titled “Policies and Procedures for Portfolio Disclosures”, please confirm in your disclosure that personnel of each approved recipient also have a duty to keep portfolio holdings confidential and may not trade on confidential information.

Response. The requested revision has been made.

Comment 16. In light of Plain English requirements, please consider describing Trustee qualification disclosure in bullet point or list format, rather than paragraph.

Response. The Registrant notes it has employed a narrative description (which it believes is accurate and concise) in all fund SAI’s throughout the Trust and desires to maintain consistency for this Fund. We further note a variety of SEC staff members examine the Trust’s registration statements, and it may be difficult to comply with all comments with respect to formatting of disclosures, and it believes this is consistent with the convention employed by many other registrants. Therefore no revisions have been made.

Comment 17. Please replace year of birth in Trustee table with the Trustee’s age and revise disclosure accordingly.

Response. The Registrant believes the heading used conveys the information required by Form N-1A without the risk of a mathematical error resulting in incorrectly stating a trustee or officer’s age, so the Registrant has not revised the disclosure. The Registrant also notes it believes this is consistent with the convention employed by many other registrants.

Comment 18. With respect to the Fund’s sub-adviser, please provide more detail about the sub-adviser and its business.

Response. Registrant has included additional information about the sub-adviser:

“Deer Park Road Management Company, LP (“Deer Park”), 1865 Ski Time Square, Suite 102, Steamboat Springs, CO 80477, is a Delaware limited partnership which is beneficially owned and controlled by Michael Craig Scheckman, the Senior Portfolio Manager, who has over 35 years investment experience, including more than 20 years in MBS/ABS investing. Mr. Scheckman ~~who~~ beneficially holds a majority ownership interest in Deer Park and serves as Chief Executive Officer. Subject to the authority of the Board of Trustees and Princeton, Deer Park is responsible for management of the Fund’s investment portfolio and making investments according to the Fund’s investment objective, policies and restrictions. Deer Park is a multi-fund investment manager formed in 2015for the purpose of advising individuals and institutions. It’s predecessor firm, Deer Park Corporation, was established in 2003. Deer Park is focused exclusively on investing in distressed real estate securities and asset backed fixed-income securities for both high net worth individuals, institutional investors, and registered funds. As of June 30, 2015, Deer Park had approximately $1.981~~547~~ billion in assets under management.”

Comment 19. Under Rule 12b-1 Plans, please provide details about the initial term of the Plans and how the term is continued under the Plans.

Response. The following edits have been made:

“The Plans have an initial term of one year with respect to the Fund and may not be amended to increase materially the amount of the Distributor’s compensation to be paid by the Fund, unless such amendment is approved by the vote of a majority of the outstanding voting securities of the affected class of the Fund (as defined in the 1940 Act). All material amendments, or renewal of a Plan, must be approved by a majority of the Board of Trustees of the Trust and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on a Rule 12b-1 Plan. During the term of the Rule 12b-1 Plan, the selection and nomination of non-interested Trustees of the Trust will be committed to the discretion of current non-interested Trustees. The Distributor will preserve copies of the Rule 12b-1 Plan, any related agreements, and all reports, for a period of not less than six years from the date of such document and for at least the first two years in an easily accessible place.”

Comment 20. With respect to the fees paid to GFS and NLCS, in the first full paragraph of each section, please provide the specific asset-based fees paid by the Fund to GFS and NLCS pursuant to the agreements.

Response. Item 19(h) of Form N-1A only requires that the compensation paid to these service providers be described. The Registrant believes that the current disclosure meets the requirements on Form N-1A.

Comment 21. Please include all disclosure responsive to Item 11(c)(1) appearing under Redemptions of Shares in SAI to prospectus under “How to Redeem Shares”.

Response. The requested revision has been made.

Comment 22. Please confirm the Tax Status section is accurate and complete.

Response. Registrant has reviewed and revised the Tax Status Section and confirms it is complete and accurate, with respect to the requirements of Form N-1A.

PART C

Comment 23. Please be sure to add advisory and sub-advisory agreements as Exhibits as required under Item 28(d).

Response. The advisory and sub-advisory agreements will be filed as exhibits with the next post-effective amendment filing.

Comment 23b. Please add the Fund’s expense limitation agreement as required under Item 28(h).

Response. The agreement will be filed with the next post-effective amendment filing.

Comment 23c. Please provide an updated legal opinion as required under Item 28(i).

Response. An updated opinion, which includes the Fund, has been filed.

Comment 24. Please clarify the meaning of disclosure provided in response to Item 35.

Response. The undertaking in Item 35 does not relate to all funds in the Trust, only those with a foreign controlled subsidiary. This Item has been revised to remove “none” from the response to Item 35.

Comment 25. In your response letter, please include the TANDY representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The TANDY representations are included below and Registrant notes this response is filed prior to the effective date of the Fund.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Cassandra Borchers

Cassandra Borchers